Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars)
For the nine months ended September 30, 2011 and 2010

Extorre Gold Mines Limited
Condensed Interim Consolidated Statement of Financial Position (Expressed in Thousands of Canadian Dollars, Except Share Data)
(Unaudited)

		September 30, 2011	December 31, 2010
Assets

Current
Cash and cash equivalents	(Note 7)	$41,012	$46,102
Amounts receivable and prepaid expenses		496	485
Due from related party	(Note 14)	2	22
		41,510	46,609

Property and equipment	(Note 8)	5,415	239
Mineral properties	(Note 9)	135	2,847
		$47,060	$49,695

Liabilities

Current
Accounts payable and accrued liabilities		$3,785	$2,269
Due to related parties	(Note 14)	63	88
		3,848	2,357

Shareholders’ Equity

Share capital	(Note 10)	175,101	144,641
Contributed surplus	(Note 13)	17,952	11,168
Deficit		(149,114)	(107,916)
Accumulated other comprehensive loss		(727)	(555)
		43,212	47,338
		$47,060	$49,695

Contractual Obligations	(Note 15)

  Approved by the Directors:

                         “Eric Roth”                            Director

                         “George Lawton”                 Director

See accompanying notes to the condensed interim consolidated financial statements

Extorre Gold Mines Limited
Condensed Interim Consolidated Statements of Loss, Comprehensive Loss and Deficit (Expressed in Thousands of Canadian Dollars, Except Share Data)
For the nine months ended September 30, 2011

		Three Months ended September 30,		Nine Months ended September 30,
		2011	2010	2011	2010
Income
Interest income		$101	$35	$286	$72

Expenses
Accounting and audit		60	50	186	222
Administration salaries and consulting	(Note 11)	264	259	1,212	719
Directors’ fees	(Note 11)	430	300	2,350	589
Foreign exchange loss / (gain)		(31)	(14)	13	3
General and administration		115	105	608	269
Legal fees		13	3	89	130
Loss on write off of mineral properties	(Note 9(c)(ii))	2,618	-	2,618	-
Management fees	(Note 11)	605	661	2,756	1,940
Mineral property exploration expenditures	(Notes 9 and 11)	11,610	6,242	30,687	16,421
Shareholder communications	(Note 11)	215	80	759	395
Stock exchange listing and filing fees		-	3	206	275
		15,899	7,689	41,484	20,963

Net loss for the period		15,798	7,654	41,198	20,891
Other comprehensive loss / (gain)		(513)	121	172	366
Comprehensive loss for the period		$15,285	$7,775	$41,370	$21,257

Net loss for the period		$15,798	$7,654	$41,198	$20,891
Deficit at beginning of period		133,316	87,988	107,916	74,751

Deficit at end of period		$149,114	$95,642	$149,114	$95,642

Basic & diluted loss per common share		$(0.17)	$(0.10)	$(0.47)	$(0.28)
Weighted average number of common shares outstanding		91,527,257	76,489,274	89,132,355	75,441,287

See accompanying notes to the condensed interim consolidated financial statements

Extorre Gold Mines Limited Condensed Interim Consolidated Statements of Cash Flow (Expressed in Thousands of Canadian Dollars, Except Share Data)
(Unaudited)

	Nine months ended September 30
Operating Activities	2011	2010
Net loss for the period	$(41,198)	$(20,891)
Adjustments
Amortization	278	53
Stock-based compensation (Note 11)	8,451	4,349
Write off of mineral properties (Note 9 (c)(ii))	2,618	-
	(29,851)	(16,489)

Changes in non-cash working capital items
Accounts receivables and prepaid expenses	(25)	(287)
Due from related parties	20	143
Due to related parties	(25)	81
Accounts payable and accrued liabilities	1,605	844
	(28,276)	(15,708)

Financing Activities
Issue of share capital for cash (Note 10)	30,431	39,152
Share issue costs	(1,638)	-
Funding provided by Exeter (Note 5)	-	29,797
	28,793	68,949
Investing Activities
Acquisition of property and equipment	(5,685)	(132)

Effect of foreign exchange rate change on cash	78	-
and cash equivalents
Net (decrease) increase in cash and cash equivalents	(5,090)	53,109
Cash and cash equivalents – beginning of period	46,102	465

Cash and cash equivalents – end of period	$41,012	$53,574

See accompanying notes to the condensed interim consolidated financial statements

Extorre Gold Mines Limited Condensed Interim Consolidated Statements of Changes in Equity (Expressed in Thousands of Canadian Dollars, Except Share Data)
(Unaudited)

	Issued Share Capital
	Number of Shares	Amount	Contributed Surplus	Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance - January 1, 2010	-	$-	$77,599	$(74,751)	$-	$2,848

Additions during the period:
- Issued pursuant to the Arrangement	74,755,898	104,407	(104,407)	-	-	-
- Equity financing net of share issue costs	9,100,000	37,902	-	-	-	37,902
- Transfer of net assets from Exeter	-	-	27,947	-	-	27,947
- Funding provided and expenses paid by Exeter	-	-	1,850	-	-	1,850
- Stock based compensation allocated from Exeter	-	-	826	-	-	826
- Exercise of warrants	76,342	96	-	-	-	96
- Exercise of stock options	2,820,500	1,154	-	-	-	1,154
- Contributed surplus allocated on exercise of warrants and options	-	663	(663)	-	-	-
- Stock based compensation recognized	-	-	3,523	-	-	3,523
- Agent’s warrants	-	(523)	523	-	-	-
- Loss on translation of subsidiaries	-	-	-	-	(366)	(366)
- Net loss for the period	-	-	-	(20,891)	-	(20,891)
Balance - September 30, 2010	86,752,740	$143,699	$7,198	$(95,642)	$(366)	$54,889

Balance - January 1, 2011	87,473,627	$144,641	$11,168	$(107,916)	$(555)	$47,338

Additions during the period:
- Equity financing net of share issue costs	2,400,000	23,562	-	-	-	23,562
- Exercise of stock options	2,120,812	2,956	-	-	-	2,956
-Exercise of warrants	455,000	2,275	-	-	-	2,275
- Contributed surplus allocated on exercise of warrants and options	-	2,277	(2,277)	-	-	-
- Stock based compensation recognized	-	-	8,451	-	-	8,451
- Agent’s warrants	-	(610)	610	-	-	-
- Loss on translation of subsidiaries	-	-	-	-	(172)	(172)
- Net loss for the period	-	-	-	(41,198)	-	(41,198)
Balance - September 30, 2011	92,449,439	$175,101	$17,952	$(149,114)	$(727)	$43,212

See accompanying notes to the condensed interim consolidated financial statements

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, Except Share Data)
For the three and nine months ended September 30, 2011 and 2010
(Unaudited)

1.	Nature of Business

The Company is an exploration stage entity engaged in the acquisition and exploration of mineral properties located in Argentina.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for property and equipment and mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such properties, and the profitable production from or disposition of such properties.

The Company has its primary listing on the Toronto Stock Exchange and a secondary listing on the NYSE-Amex. The Company’s head office is at 1660-999 West Hastings Street, Vancouver, BC, Canada, V6C 2W2.

2.	Basis of Preparation and Adoption of IFRS

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards, and required publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis in these condensed consolidated interim financial statements. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of International Financial Reporting Standards (“IFRS”).

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting and IFRS 1, First-time Adoption of International Financial Reporting Standards. The accounting policies followed in these condensed interim consolidated financial statements are the same as those applied in the Company’s condensed interim consolidated financial statements for the period ended March 31, 2011. The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies have always been in effect. Note 3 discloses the impact of the transition to IFRS on the Company’s reported financial results, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010.

The accounting policies applied in these condensed interim consolidated financial statements are based on IFRS effective for the year ended December 31, 2011, as issued and effective as of November 10, 2011 the date the Audit Committee of the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual condensed consolidated financial statements for the year ending December 31, 2011 could result in restatement of these condensed consolidated interim financial statements, including the transition adjustments recognized on change-over to IFRS. As these unaudited interim financial statements do not contain all the disclosures required under IFRS, they should be read in conjunction with the Company’s audited consolidated financial statements as at December 31, 2010 and the Company’s condensed interim consolidated financial statements for the quarter ended March 31, 2011 prepared in accordance with IFRS applicable to interim financial statements.

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, Except Share Data)
For the three and nine months ended September 30, 2011 and 2010
(Unaudited)

3.	Explanation of Transition to IFRS

The Company’s IFRS accounting policies were disclosed in Note 5 of the condensed interim consolidated financial statements for the period ended March 31, 2011.

In preparing its opening IFRS balance sheet, Extorre has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected Extorre’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Reconciliations of assets, liabilities, equity, comprehensive income and cash flows of the Company from those reported under Canadian GAAP to IFRS at January 1, 2010, December 31 2010 and March 31, 2010 were disclosed in Note 3 of the condensed interim consolidated financial statements for the period ended March 31, 2011.

Initial elections upon adoption

Set out below are the applicable IFRS 1 exemptions and exceptions applied in the conversion from Canadian GAAP to IFRS:

a)	IFRS exemption options:

Exemption for share-based payment transactions

An IFRS 1 exemption allows the Company to not apply IFRS 2, ‘Share-based payment’, to equity instruments granted after November 7, 2002 and vested before the date of transition to IFRS. The Company has elected to utilize the exemption and, as a result, was only required to recalculate the impact on any share based payments that had not vested at the date of transition, January 1, 2010. This standard has no material impact on the condensed interim consolidated financial statements.

Cumulative translation differences

An IFRS 1 exemption allows the Company to set the currency translation adjustment, which is included in accumulated other comprehensive income, to zero at January 1, 2010 and adjust deficit by the same amount. If, subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS will not affect the gain or loss on disposal. This standard had no material impact on the condensed interim consolidated financial statements.

Business combinations

IFRS 1 provides the option to apply IFRS 3R, Business Combinations, retrospectively or prospectively from January 1, 2010 (“Transition Date”). The retrospective basis would require the restatement of prior acquisitions that meet the definition of a business combination under IFRS 3R. The Company elected to adopt IFRS 3R effective January 1, 2010. The standard had no material impact on the condensed interim consolidated financial statements.

b)	Reconciliations of Canadian GAAP to IFRS

IFRS 1 requires an entity to reconcile equity and comprehensive income and cash flows for prior periods. As the Company’s first-time adoption of IFRS had an impact on comprehensive loss, the following tables represent the reconciliation from Canadian GAAP to IFRS for the statements of financial position and comprehensive loss and the related impact on deficit.

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, Except Share Data)
For the three and nine months ended September 30, 2011 and 2010
(Unaudited)

3.	Explanation of Transition to IFRS (Continued)

i.
The changes made to the consolidated statements of comprehensive income (loss) and the consolidated statements of financial position have resulted in the reclassification of various amounts on the statements of cash flows, however as there have been no changes to the net cash flows, no reconciliations of cash flows have been prepared.

ii.	A reconciliation between the Canadian GAAP and IFRS condensed interim consolidated statements of financial position at September 30, 2010 is provided below:

	Canadian GAAP	Effect of transition to IFRS	IFRS
ASSETS
Current assets
Cash and cash equivalents	$53,574	$-	$53,574
Amounts receivable and prepaid expenses	414	-	414
Due from related party	106	-	106
	54,094	-	54,094

Property and equipment	167	(33)	134
Mineral properties	3,354	(333)	3,021
Total Assets	$57,615	$(366)	$57,249

LIABILITIES
Current
Accounts payable and accrued liabilities	$2,279	$-	$2,279
Due to related parties	81	-	81
	2,360	-	2,360

Shareholders’ Equity
Share capital	143,699	-	143,699
Contributed surplus	7,198	-	7,198
Deficit	(95,642)	-	(95,642)
Accumulated other comprehensive loss	-	(366)	(366)
	55,255	(366)	54,889
Total Liabilities and Equity	$57,615	$(366)	$57,249

Notes to the IFRS reconciliation above:

Foreign currency translation adjustments relate to integrated foreign operations under Canadian GAAP. IFRS does not distinguish between integrated and self-sustaining foreign operations and the current rate method is required to be applied to all entities where the functional currency is different from the presentation currency, resulting in an adjustment on transition to IFRS.

As at September 30, 2010, the adjustment to equity includes the one noted above for the translation of mineral properties and property and equipment denominated in foreign currency to the reporting currency.

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, Except Share Data)
For the three and nine months ended September 30, 2011 and 2010
(Unaudited)

3.	Explanation of Transition to IFRS (Continued)

iii.	A reconciliation between the Canadian GAAP and IFRS comprehensive loss for the three and nine months period ended September 30, 2010 provided below:

	Three months ended September 30, 2010			Nine months ended September 30, 2010
	Canadian GAAP	Effect of transition to IFRS	IFRS	Canadian GAAP	Effect of transition to IFRS	IFRS

Income
Interest income	$35	$-	$35	$72	$-	$72

Expenses
Accounting and audit	50	-	50	222	-	222
Administration salaries and consulting	259	-	259	719	-	719
Directors’ fees	300	-	300	589	-	589
Foreign exchange loss/(gain)	(14)	-	(14)	3	-	3
General and administration	105	-	105	269	-	269
Legal fees	3	-	3	130	-	130
Management fees	661	-	661	1,940	-	1,940
Mineral property exploration expenditures	6,242	-	6,242	16,421	-	16,421
Shareholder communications	80	-	80	395	-	395
Stock exchange listing and filing fees	3	-	3	275	-	275
	7,689	-	7,689	20,963	-	20,963

Net loss for the period	7,654	-	7,654	20,891	-	20,891
Other comprehensive loss / (gain)	-	121	121	-	366	366
Comprehensive loss for the period	$7,654	$121	$7,775	$20,891	$366	$21,257

4.	Changes in Accounting Policy and Disclosures

In May 2011, the IASB issued the following standards which have not yet been adopted by the Company: IFRS 9, Financial Instruments - Classification and Measurement (IFRS 9), IFRS 10, Consolidated Financial Statements (IFRS 10), IFRS 11, Joint Arrangements (IFRS 11), IFRS 12, Disclosure of Interests in Other Entities (IFRS 12), IAS 27, Separate Financial Statements (IAS 27), IFRS 13, Fair Value Measurement (IFRS 13) and amended IAS 28, Investments in Associates and Joint Ventures (IAS 28). Also in June 2011, the IASB amended IAS 19, Employee Benefits (IAS 19) and IAS 1, Presentation of Financial Statements (IAS 1), which has not yet been adopted by the Company.  Each of the new standards is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its condensed consolidated financial statements or whether to early adopt any of the new requirements.

The following is a brief summary of the new standards:

IAS 1 – Presentation of Financial Statements

This standard requires companies preparing financial statements under IFRS to group items within Other Comprehensive Income (OCI) that may be reclassified to the profit or loss. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statements or two consecutive statements. The amendments to IAS 1 set out in Presentation of Items of OCI and are effective for fiscal years beginning on or after July 1, 2012.

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, Except Share Data)
For the three and nine months ended September 30, 2011 and 2010
(Unaudited)

4.	Changes in Accounting Policy and Disclosures (Continued)

IAS 19 - Post-Employment Benefits

In June 2011, the IASB issued an amended version of IAS 19, Employee Benefits (“IAS 19”). The amendments to IAS 19 are meant to improve the quality, transparency and comparability of information presented for post-employment benefits. For defined benefit plans, the amendments eliminate the option to defer actuarial gains and losses on the balance sheet through the “corridor method”. The amendments also require any remeasurement gains or losses, including actuarial gains and losses, to be recognized immediately and presented in other comprehensive income, eliminating the option to recognize and present these through the income statement. Additional disclosures will also be required to present better information about the characteristics, amounts recognized, and risks related to defined benefit plans. The amendments to IAS 19 are effective for financial years beginning on or after January 1, 2013 with earlier adoption permitted. The Company does not have post-employment benefits thus this policy will not have an impact on the Company’s financial statements.

IFRS 9 – Financial Instruments - Classification and Measurement

This is the first part of a new standard on classification, measurement and derecognition of financial instruments that will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories: amortized cost and fair value. All equity investments are measured at fair value. A debt investment is recorded at amortized cost only if the entity is holding the instrument to collect contractual cash flows and the cash flows represent principal and interest. Otherwise the debt investment is recorded at fair value through profit or loss.

There will be no impact on the Company’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the Company does not have any such liabilities. The derecognition rules have been transferred from IAS 39, “Financial instruments: Recognition and measurement’, and have not been changed.

IFRS 10 – Consolidation

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 - Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers.

IFRS 12 – Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, Except Share Data)
For the three and nine months ended September 30, 2011 and 2010
(Unaudited)

4.	Changes in Accounting Policy and Disclosures (Continued)

IFRS 13 - Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 clarifies the requirements for accounting for stripping costs associated with waste removal in surface mining, including when production stripping costs should be recognised as an asset, how the asset is initially recognised, and subsequent measurement. This standard does not have an impact on the Company’s condensed consolidated financial statements as it is currently in exploration stage.

Amendments to Other Standards

In addition, there have been amendments to existing standards, including IAS 27, Separate Financial Statements (IAS 27), and IAS 28, Investments in Associates and Joint Ventures (IAS 28). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13.

5.	Transfer of Assets

On March 24, 2010 Exeter Resource Corporation (“Exeter”) completed a Plan of Arrangement (the “Arrangement”) under the British Columbia Business Corporation Act pursuant to which it transferred its Argentine assets to Extorre.

The Arrangement was approved by the board of directors of Exeter and by among other things, the favourable vote of Exeter's shareholders at a special meeting held on March 11, 2010 to approve the Arrangement.

Under the Arrangement, each shareholder of Exeter received one share of Extorre for each share of Exeter held.  Exeter transferred its wholly owned subsidiaries, Estelar and Cognito to Extorre. Both Estelar and Cognito are incorporated in the British Virgin Islands. Estelar and Cognito hold the assets, consisting of cash and working capital balances and the interests in a number of precious and base metal projects, being the Cerro Moro property, the Don Sixto property, and various other mineral properties in Argentina (the “Argentine Business”).

Where applicable, Extorre’s consolidated financial statements reflect the statements of loss, comprehensive loss and deficit and cash flows of the Argentine Business as if Extorre existed in its present form during the periods reported. The statements of loss, comprehensive loss and deficit for the period to March 24, 2010, which is included in the year results to December 31, 2010, include the direct general and administrative and exploration expenses of Estelar and Cognito and an allocation of Exeter’s general and administrative expenses and stock-based compensation incurred in each of these periods. The allocation of general and administrative expense was calculated on the basis of the ratio of costs incurred on the Argentine assets in each year or period presented as compared to the costs incurred on all mineral properties of Exeter in each of the periods. The allocation of stock-based compensation was calculated on a specific project basis for those employees or consultants assigned specifically to projects in Argentina and for all others based on the ratio of costs incurred on the Argentine assets in each years presented as compared to the costs incurred on all mineral properties of Exeter in each of the periods.

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, Except Share Data)
For the three and nine months ended September 30, 2011 and 2010
(Unaudited)

5.	Transfer of Assets (Continued)

The transfer of the Argentine assets is summarized in the table below:

March 24, 2010

Cash and cash equivalents	$25,498
Amounts receivables and prepaid expenses	183
Due from related party	238
Long term assets:
Property and equipment	169
Mineral properties	3,354
Accounts payable and accrued liabilities	(1,495)
Net assets transferred to Extorre	$27,947

6.	Financial Instruments

a)	Fair Value

The fair value of financial instruments at September 30, 2011 and December 31, 2010 is summarized as follows:

	September 30, 2011		December 31, 2010
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Loans and receivables
Cash and cash equivalents	$41,012	$41,012	$46,102	$46,102
Amounts receivable – at amortized cost	$187	$187	$90	$90
Due from related parties	$2	$2	$22	$22

Financial Liabilities at amortized cost
Accounts payable and accrued liabilities	$3,785	$3,785	$2,269	$2,269
Due to related parties	$63	$63	$88	$88

The carrying amount of amounts receivable, accounts payable and accrued liabilities and due to related parties approximates fair value due to their short term to maturity.

b)	Financial Risk Management

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange currency risk, liquidity and interest rate risk.

Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and amounts receivable. The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Argentina as required to meet current expenditures. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, Except Share Data)
For the three and nine months ended September 30, 2011 and 2010
(Unaudited)

6.	Financial Instruments (Continued)

Currency risk
The Company operates in a number of countries, including Canada and Argentina, and it is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

The Company’s cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian Dollars, US Dollars, Australian Dollars and Argentine Pesos) and are therefore subject to fluctuation against the Canadian Dollar.

The Company had the following balances in foreign currency as at September 30, 2011 and December 31, 2010 as follows:

	September 30, 2011 (in thousands)
	Argentine Pesos	US Dollars	Australian Dollars
Cash and cash equivalents	10,141	211	-
Amounts receivable	1,730	-	-
Accounts payable and accrued liabilities	(14,995)	(163)	(37)
Net balance	(3,124)	48	(37)

Equivalent in Canadian Dollars	(734)	50	(37)
Rate to convert to $1.00 CDN	0.2349	1.0389	1.0123

	December 31, 2010 (in thousands)
	Argentine Pesos	US Dollars	Australian Dollars
Cash and cash equivalents	3,524	2,031	-
Amounts receivable	1,366	-	-
Accounts payable and accrued liabilities	(7,198)	(267)	(198)
Net balance	(2,308)	(1,764)	(198)
Equivalent in Canadian Dollars	(559)	(1,755)	(202)
Rate to convert to $1.00 CDN	0.2423	0.9946	1.018

Based on the above net exposures as at September 30, 2011, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Argentine peso, US dollar and Australian dollar against the Canadian dollar would result in an increase/decrease of $73, $5 and $4 respectively in the Company’s net loss.

Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on the cash and cash equivalents. Cash and cash equivalents earn interest based on current market interest rates, which at year end ranged between 1.20% and 1.30%.

Based on the amount of cash and cash equivalents invested at September 30, 2011, and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would result in an increase/decrease of $205 in the interest earned by the Company per annum.

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, Except Share Data)
For the three and nine months ended September 30, 2011 and 2010
(Unaudited)

6.	Financial Instruments (Continued)

Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash and cash equivalent balances.

7.	Cash and Cash Equivalents

	September 30, 2011	December 31, 2010
Cash	$5,408	$3,985
Investment Savings Accounts	13,115	18,029
Guaranteed Investment Certificates	22,489	24,088
Total	$41,012	$46,102

8.	Property and Equipment

	Computer Equipment	Computer Software	Equipment including Vehicles	Leasehold Improvements	Land	Total
Cost
As at January 1, 2010	$70	$36	$194	$-	$-	$300
Additions	10	38	305	-	-	353
Effect of movements in exchange rates	(9)	(27)	(58)	-	-	(94)
Balance as at December 31, 2010	$71	$47	$441	$-	$-	$559

Depreciation
As at January 1, 2010	$(20)	$(29)	$(163)	$-	$-	$(212)
Charged for the period	(16)	(16)	(122)	-	-	(154)
Effect of movements in exchange rates	7	11	28	-	-	46
Balance as at December 31, 2010	$(29)	$(34)	$(257)	$-	$-	$(320)

Net carrying value
As at January 1, 2010	$50	$7	$31	$-	$-	$88
As at December 31, 2010	$42	$13	$184	$-	$-	$239

Cost
As at January 1, 2011	$71	$47	$441	$-	$-	$559
Additions	51	-	856	31	4,747	5,685
Effect of movements in exchange rates	(12)	(5)	(54)	-	(207)	(278)
Balance as at September 30, 2011	$110	$42	$1,243	$31	$4,540	$5,966

Depreciation
As at January 1, 2011	$(29)	$(34)	$(257)	$-	$-	$(320)
Charged for the period	(20)	(4)	(253)	(2)	-	(279)
Effect of movements in exchange rates	10	1	37	-	-	48
Balance as at September 30, 2011	$(39)	$(37)	$(473)	$(2)	$-	$(551)

Net carrying value
As at January 1, 2011	$42	$13	$184	$-	$-	$239
As at September 30, 2011	$71	$5	$770	$29	$4,540	$5,415

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, Except Share Data)
For the three and nine months ended September 30, 2011 and 2010
(Unaudited)

9.	Mineral Properties - Acquisition and Exploration Costs

a)	Acquisition Costs

		September 30, 2011
	Balance beginning of the period	Translation Adjustment	Write off of Mineral Properties	Balance end of the period
Don Sixto and Other	$2,686	$(68)	$(2,618)	$-
CVSA Properties	161	(26)	-	135
	$2,847	$(94)	$(2,618)	$135

	December 31, 2010
	Balance beginning of the period	Translation Adjustment	Balance end of the period
Don Sixto and Other	$3,139	$(453)	$2,686
CVSA Properties	215	(54)	161
	$3,354	$(507)	$2,847

Cognito Limited

By a Principles of Agreement dated October 27, 2002, an Option to Purchase, Acquisition and Joint Venture Agreement dated January 18, 2003, and an agreement dated April 30, 2003, the Company acquired the right, subject to the payment noted below, to earn a 100% interest in Cognito. The Don Sixto project is subject to a 3.5% net smelter royalty (“NSR”). (See note 9(c)(ii))

Effective July 22, 2003, 1,600,000 shares were issued and $25 paid for the right to earn a 100% interest in Cognito. Direct costs of the acquisition totalled $3. At that date, the fair value of the consideration paid for that right was $348, which has been recorded as mineral property acquisition cost. Effective July, 2005, the option to acquire a 100% interest in Cognito was exercised and a further 2,500,000 shares were issued (fair value $2.5 million), which was recorded as a mineral property acquisition cost.

Estelar Resources Limited
Effective July 22, 2003, a 100% interest in Estelar was acquired for consideration of 1,000,000 shares (fair value of $238), which was recorded as a mineral property acquisition cost.

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, Except Share Data)
For the three and nine months ended September 30, 2011 and 2010
(Unaudited)

9.	Mineral Properties - Acquisition and Exploration Costs (Continued)

b)	Exploration Costs

The table below shows the exploration expenditures of the Company by project for the nine months ended September 30, 2011 and 2010.

	CVSA Properties	Puntudo, Don Sixto Project and Other	2011	2010
Assays	$1,036	$56	$1,092	$820
Consultants and contractors	401	2	403	174
Drilling	11,275	542	11,817	4,753
Engineering	927	-	927	548
Environmental	350	23	373	675
Field camp	2,668	38	2,706	1,204
Geological *	1,978	71	2,049	1,708
Hydrology	90	-	90	455
Infrastructure	99	-	99	-
IVA tax	3,294	(207)	3,087	1,252
Legal and title	122	20	142	178
Metallurgical *	116	-	116	415
Office operations	1,231	177	1,408	695
Resource development	155	1	156	364
Travel	1,991	118	2,109	1,263
Wages and benefits *	3,905	208	4,113	1,917
Exploration costs for the year	$29,638	$1,049	$30,687	$16,421
Cumulative exploration costs – end of period	$85,746	$22,152	$107,898	$69,158

*	Includes stock-based compensation as reflected below:

Nine Months Ended September 30,	CVSA Properties	2011	2010
Geological	$1,299	$1,299	$885
Metallurgical	73	73	273
Wages and benefits	1,648	1,648	434
Total	$3,020	$3,020	$1,592

c)	Agreements

i) CVSA Properties - Argentina

By an Exploration and Option Agreement dated December 30, 2003, Estelar obtained the right to acquire a 100% interest in the Cerro Moro, Santa Cruz, Chubut and Rio Negro Projects (comprised of thirty-nine mineral concessions (the “Properties”), located in Santa Cruz, Chubut and Rio Negro Provinces, Argentina, from Cerro Vanguardia (“CVSA”) by making cash payments of US$100 thousand (paid) and incurring US$3.0 million (incurred) in exploration expenditures. CVSA holds a 2% NSR in Cerro Moro and the various other projects in Santa Cruz acquired by the Company.

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, Except Share Data)
For the three and nine months ended September 30, 2011 and 2010
(Unaudited)

9.	Mineral Properties - Acquisition and Exploration Costs (Continued)

ii)	Don Sixto – Argentina
By an agreement dated February 27, 2003, Cognito has the right to acquire a 100% interest (subject to a 3.5% NSR which may be purchased for US$1.0 million) in the Don Sixto Project, located in Mendoza Province, Argentina, for consideration of cash payments totalling US$525 thousand paid or payable as follows:

-	US$175 thousand on signing and anniversary dates to December 15, 2007; (paid) and
-	US$50 thousand* on or before December 15 of each year thereafter up to and including December 15, 2014.

* Due to the current anti-mining legislation these payments have been suspended until the legislation is changed (see below for more details).

Cognito may terminate the payments described above upon making a development decision in respect to the project; provided that production must commence within two years of that decision.

Early in 2007, Cognito expanded its holding around Don Sixto by signing an option agreement over additional exploration rights situated to the immediate north of Don Sixto. The terms for the option agreement provide for annual payments of US$25 thousand over six years followed by a purchase price comprising three annual payments of US$200 thousand. Should Cognito exercise its option to purchase the property, the annual payments will cease. There are no expenditure requirements.

In December 2005, Cognito purchased the surface rights covering the area of the proposed mine development at Don Sixto at a cost of $78. In addition, Cognito is required to build two dwellings elsewhere on the property at an estimated cost of $75. The previous owners of the property will retain the right to re-acquire the property upon completion of mining activities.

On June 20, 2007 the Mendoza Provincial government introduced anti-mining legislation which may preclude development of mining projects in Mendoza Province. The Company has delayed all exploration and independent engineering studies in Mendoza and filed an action in the Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional.

During the year ended December 31, 2008, the Company entered an agreement with the property owners deferring the annual payments until such time as the legislation is amended such that mining can be conducted in Mendoza Province.

During the period ended September 30, 2011, following the Mendoza Government’s rejection of the environmental approval application for commencement of mining filed by another mining company in the province, the Company has determined to write down its investment in the Don Sixto project.  The constitutional challenge filed by the Company remains in front of the Mendoza Supreme Court and until such time as a decision is handed down by the courts and the constitutional challenge is withdrawn, the Company expects to incur only minimal expenditures to secure the property.

iii)	Fomicruz

On March 2, 2009 Estelar signed a definitive agreement with Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz”), a mining company owned by the government of Santa Cruz Province, Argentina. The Agreement allows for Estelar to acquire up to an 80% interest in certain licenses, adjacent to the Cerro Moro project, owned by Fomicruz, by spending US$10 million. It further provides for Fomicruz to acquire a five percent participating interest in the Cerro Moro project following the granting of mining permits.

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, Except Share Data)
For the three and nine months ended September 30, 2011 and 2010
(Unaudited)

9.	Mineral Properties - Acquisition and Exploration Costs (Continued)

Estelar will manage the potential future development of both the Cerro Moro project and the areas covered by Fomicruz licenses and will fund all exploration and development costs.

iv)	Other Properties

MRP Properties - Argentina

By an agreement dated October 1, 2003, Estelar obtained the right to acquire a 100% interest (subject to a 2% NSR which may be acquired for $750) in the Agua Nueva Projects, located in Mendoza Province, Argentina, for consideration of cash payments totalling $440 paid or payable as follows:
-     an accumulated $70 on signing and anniversary dates to October 1, 2007; (paid)
-    $30 on or before October 1, 2008; (not paid)*
-     $40 on or before October 1, 2009; (not paid)* and
-     $50 on or before October 1 of each year thereafter to 2015**.

*  Payments suspended until the current anti-mining legislation is changed to allow mining in   Mendoza  Province.
** In the event that a decision is made to build and operate a mine on any of the projects, payment of the remaining option payments may be terminated.

10.	Share Capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares.

The Company has issued shares of its capital stock as follows:

	September 30, 2011
	Number of Shares	Amount
Balance, beginning of year	87,473,627	$144,641
Issued during the period for cash:
Equity financing	2,400,000	25,200
Exercise of options	2,120,812	2,956
Exercise of warrants	455,000	2,275
Share issue costs	-	(2,248)
Contributed surplus allocated on exercise of options and warrants	-	2,277
Balance, end of period	92,449,439	$175,101

During the period the Company issued 2,120,812 shares pursuant to the exercise of options at an average price of $1.39 per share for a total consideration of $2,956; 455,000 shares pursuant to the exercise of warrants at a price of $5 per share. Contributed surplus allocated to share capital upon the exercise of stock options and warrants was $1,742 and $535 respectively.

The Company issued 2,400,000 shares at a price of $10.50 per share pursuant to a bought deal financing for gross proceeds of $25.2 million.  The Company paid a commission of 6% ($1,512) and incurred share issue costs of $126 for net proceeds of $23.6 million before accounting for the fair value of warrants issued to brokers (the “Agent’s Warrants”) .  The Agent’s Warrants consist of 120,000 warrants and are convertible to common shares at a price of $11.15 each on or before July 12, 2012.  The fair value of the Agent’s Warrants, calculated using the Black-Scholes Model, of $610 has been allocated to contributed surplus (Note 13) and added to share issue costs.

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, Except Share Data)
For the three and nine months ended September 30, 2011 and 2010
(Unaudited)

11.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: The aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, which was approved by shareholders on March 11, 2010, may not exceed 15% of the issued and outstanding shares of the Company at the time of the option grant. At September 30, 2011, the maximum number of options issuable under the Plan was 13,867,416. The Plan provides for a limit on insider participation such that the shares reserved for issuance to insiders does not exceed 10% of the issued and outstanding shares of the Company.  Options granted under the Plan may have a maximum term of ten years. Unless subsequently amended, the exercise price of options granted under the Plan will not be less than the last closing market price of the Company’s shares immediately preceding the grant date. Options granted under the Plan are generally exercisable immediately following the grant, however certain options may be subject to vesting at times as determined by the directors of the Company and the Toronto Stock Exchange.

A summary of the status of the Plan at September 30, 2011 and changes during the period is as follows:

	September 30. 2011
	Options	Weighted Average Exercise Price

Options outstanding, December 31, 2010	12,200,525	$2.62
Exercised	(2,120,812)	1.39
Cancelled	(19,000)	6.30
Options outstanding, September 30, 2011	10,060,713	$2.88

The following table summarizes information about the stock options outstanding at September 30, 2011.

Outstanding Options				Exercisable Options
Range of Prices ($)	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
0.01 - 1.00	3,523,150	1.75	$0.58	3,523,150	$0.58
1.01 - 2.00	1,858,750	3.30	1.40	1,265,000	1.38
2.01 - 3.00	1,245,000	3.63	2.58	1,245,000	2.58
4.01 - 5.00	655,000	3.94	4.60	655,000	4.60
5.01 - 6.00	420,000	3.94	5.06	195,000	5.06
6.01+	2,358,813	4.21	6.77	928,719	6.73
	10,060,713	3.08	$2.88	7,811,869	$2.21

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, Except Share Data)
For the three and nine months ended September 30, 2011 and 2010
(Unaudited)

11.	Stock Option Plan (Continued)

Stock-based Compensation

Stock-based compensation recognized on options granted by the Company amounting to $8,451 has been allocated to contributed surplus and expenditure as follows:

	Three Months ended September 30		Nine Months ended September 30
	2011	2010	2011	2010
Administration salaries and consulting	$161	$177	$914	$503
Directors’ fees	430	300	2,350	589
Management fees	408	514	2,164	1,602
Mineral property exploration expenditures	589	741	3,020	1,592
Shareholder communications	-	10	3	63
Total	$1,588	$1,742	$8,451	$4,349

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in input assumptions can materially affect the fair value estimate, and, therefore, these models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

12.	Warrants

At September 30, 2011 the Company had 120,000 share purchase warrants exercisable at a price of $11.15. The share purchase warrants expire on July 12, 2012. During the period ended September 30, 2011 a total of 455,000 (December 31, 2010 – Nil) warrants were exercised for proceeds of $2,275 (December 31, 2010 – $Nil).

13.	Contributed Surplus

Details are as follows:

Balance - December 31, 2009	$77,599
Net assets contributed by Exeter	27,947
Funding provided by and expenses paid by Exeter	1,850
Stock-based compensation for the period January 1 – March 24, 2010, allocated from Exeter	826
Allocation to share capital on completion of the Arrangement	(104,407)
Stock-based compensation recognized	7,778
Agent´s warrants	523
Allocation on exercise of options and warrants during the year	(948)
Balance - December 31, 2010	$11,168
Stock-based compensation recognized	8,451
Agent’s warrants	610
Allocation on exercise of options and warrants during the period (Note 10)	(2,277)
Balance –September 30, 2011	$17,952

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, Except Share Data)
For the three and nine months ended September 30, 2011 and 2010
(Unaudited)

14.	Related Party Transactions

Amounts due from related party of $2 at September 30, 2011 (December 31, 2010 - $22) is for expenditures that the Company incurred on behalf of a corporation with common directors. The amounts due from related party are non-interest bearing and have no terms of repayment.

Amounts due to related parties of $63 at September 30, 2011 (December 31, 2010 - $88) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business, and ongoing exploration expenditures payable to a related company. The amounts due to related parties are non-interest bearing and have no terms of repayment.

During the nine months ended September 30, 2011 a total of $1,049 (2010 - $613), comprised of consulting and management fees of $646 (2010 - $427) and administrative and legal fees of $403 (2010 - $186) was paid or accrued for related party transactions as described below:

(i)	Management and consulting fees are comprised of:

(a)
Exploration and consulting fees of $105 (2010 - $44, of which $12 was paid by the Company and $32 was allocated from Exeter*) were paid or accrued to a corporation of which a Co-Chairman is a principal. As at September 30, 2011, the Company owed $Nil.

(b)
Management fees of $131 (2010 – $98, of which $72 was paid by the Company and $26 was allocated from Exeter*) were paid or accrued to a corporation of which a Co-Chairman is a principal. As at September 30, 2011, the Company owed $13.

(c)
Management fees of $150 (2010 – $96, of which $75 was paid by the Company and $21 was allocated from Exeter*) were paid or accrued to a corporation of which the Senior Vice President is a principal. As at September 30, 2011, the Company owed $5.

(d)
Management fees of $150 (2010 - $42, of which $17 was paid by the Company and $25 was allocated from Exeter*) were paid or accrued to a corporation controlled by the Vice-President Finance. As at September 30, 2011, the Company owed $19.

(e)
Exploration fees of $52 (2010 – $147, of which $121 was paid by the Company and $26 was allocated from Exeter*) were paid or accrued to a corporation controlled by the former Vice President Development. As at September 30, 2011, the Company owed $Nil.

(f)	Consulting Fees of $58 (2010 - $Nil) were paid or accrued to a corporation of which the Vice President Corporate Development is a principal. As at September 30, 2011, the Company owed $Nil.

(ii)	Administrative and legal fees are comprised of:

(a)
Administrative fees of $325 (2010 - $149, of which $74 was paid by the Company and $75 was allocated from Exeter*) for the provision of office facilities and staff to the Company were paid to Exeter. As at September 30, 2011, the Company owed $25.

(b)	Legal Fees of $78 (2010 - $37) were paid or accrued to a company, of which one of the officers of the Company is a former partner. As at September 30, 2011, the Company owed $1.

Upon completion of the Arrangement, the Company reached an agreement with Exeter whereby the Company  reimburses Exeter for common expenditures incurred, based upon a mutually agreed percentage allocation of such expenditures. For the period ending September 30, 2011, the percentage allocation was 40%, resulting in approximately $325 being reimbursed to Exeter for administrative support and office overhead (See Note 14 (ii)(a)). In addition, the Company reimburses expenditures incurred while conducting ongoing Company business.

*Expenses allocated from Exeter were based on the relative expenditures incurred by Exeter prior to the effective date of the Arrangement on the Argentine mineral projects, with the value reflected above representing the amount allocated to Extorre. These amounts do not necessarily represent actual costs that would have been incurred had the Arrangement been effective at the beginning of the financial year.

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, Except Share Data)
For the three and nine months ended September 30, 2011 and 2010
(Unaudited)

15.	Contractual Obligations

The Company leases offices in Argentina and Canada and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant (see Note 9(c)). Office lease commitments are summarized in the table below:

	Payments Due by Year (in thousands)
	Total	2011	2012-2013	2014-2016
Office leases
-Argentina	$134	$23	$102	$9
-Canada*	403	23	176	204
Total	$537	$46	$278	$213

The Company has various property access agreements, which are renewed periodically, related to its projects at an estimated cost of approximately $228 per year.

In addition, upon the decision to commence mining at Don Sixto, the Company is required to build two houses for the original owners of the Don Sixto property at an estimated cost of approximately $75.

*The Company together with two associated companies has entered into a lease for office premises. The amount reflected above is the Company’s share of the lease obligation.

16.	Supplemental Cash Flow Information

The Company incurred non-cash financing activities during the period ended September 30, 2011 and 2010 as follows:

	2011	2010
Non-cash financing activities:
Issue of warrants for agent’s commission	$610	$523

17.	Segmented Information

The Company’s activities are all in the one industry segment of mineral property acquisition, exploration and development. Following is a summary of assets and liabilities by geographic region:

September 30, 2011	Canada	Argentina	Total
Cash and cash equivalents	$38,630	$2,382	$41,012
Amounts receivable and prepaid expenses	323	173	496
Due from related party	2	-	2
Property and equipment	85	5,330	5,415
Mineral properties	-	135	135
	39,040	8,020	47,060
Current Liabilities	(499)	(3,349)	(3,848)
	$38,541	$4,671	$43,212
Net loss – Nine months ended September 30, 2011	$5,457	$35,741	$41,198

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, Except Share Data)
For the three and nine months ended September 30, 2011 and 2010
(Unaudited)

17	Segmented Information (Continued)

December 31, 2010	Canada	Argentina	Total
Cash and cash equivalents	$45,248	$854	$46,102
Amounts receivable and prepaid expenses	154	331	485
Due from related party	22	-	22
Property and equipment	29	210	239
Mineral properties	-	2,847	2,847
	45,453	4,242	49,695
Current Liabilities	(613)	(1,744)	(2,357)
	$44,840	$2,498	$47,338
Net loss – Nine months ended September 30, 2010	$5,444	$15,447	$20,891